Exhibit 21.1

List of Subsidiaries of Quince Therapeutics, Inc.

Entity Name	Jurisdiction of Incorporation
Cortexyme Australia Pty Ltd	Australia
Novosteo, LLC	Delaware
Novosteo Pty Ltd	Australia
EryDel US, Inc.	Delaware
EryDel USA, Inc.	New Jersey
EryDel S.p.A	Italy
EryDel Italy, Inc.	Delaware